Exhibit 99.1

SAMFINE CREATION HOLDINGS GROUP LIMITED Announces First Half 2025 Unaudited Financial Results

HONG KONG, Oct. 30, 2025 (GLOBE NEWSWIRE) -- SAMFINE CREATION HOLDINGS GROUP LIMITED (Nasdaq: SFHG) (the “Company” or “Samfine”), a printing service provider headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2025.

Overview:

●	Revenue was HK$82.1 million (US$10.5 million) for the six months ended June 30, 2025, representing an increase of 0.2% from HK$81.9 million for the same period in 2024.

●	Net loss was HK$8.5 million (US$1.1 million) for the six months ended June 30, 2025, as compared with a net income of HK$0.8 million for the same period in 2024.

Six Months Ended June 30, 2025 Financial Results

Revenue. Revenue remained relatively stable at HK$82,121,233 (US$10,461,437) for the six months ended June 30, 2025, representing a marginal increase of 0.2% compared to HK$81,934,259 for the six months ended June 30, 2024.

General and administrative expenses. General and administrative expenses increased by 81.4% to HK$20,105,220 (US$2,561,207) for the six months ended June 30, 2025 from HK$11,081,674 for the six months ended June 30, 2024, principally due to increase in legal and professional fee.

Selling and marketing expenses. Selling and marketing expenses increased by 59.3% to HK$8,720,599 (US$1,110,918) for the six months ended June 30, 2025 from HK$5,474,255 for the six months ended June 30, 2024. The overall increase in selling and marketing expenses was mainly driven by the increase in marketing and promotion expenses.

Net loss. Net loss increased by 1,120.7% to a net loss of HK$8,457,024 (US$1,077,340) for the six months ended June 30, 2025 from a net income of HK$828,511 for the six months ended June 30, 2024. The  company incurred significant marketing and promotion expenses and professional fee to stimulate sales and enhance operational efficiency upon listing. However, the outbreak of the trade war hindered the achievement of sales growth as outlined in the company’s original strategic plan, resulting in operating loss for the six months ended June 30, 2025.

About SAMFINE CREATION HOLDINGS GROUP LIMITED

SAMFINE CREATION HOLDINGS GROUP LIMITED is an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, its operating subsidiaries offer a wide range of printed products such as book products, novelty and packaging products. Its operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

Exchange Rate Information

The Company is a holding company with operations conducted in Hong Kong and the PRC through its operating subsidiaries in Hong Kong and the PRC, Samfine HK and Samfine SZ, respectively. SFHG’s reporting currency is HKD. These unaudited interim condensed consolidated financial statements contains translations of HKD into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in these unaudited interim condensed consolidated financial statements were calculated at the noon buying rate of US$1 = HK$7.8499 on June 30, 2025, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in these unaudited interim condensed consolidated financial statements could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s unaudited interim condensed consolidated financial statements and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For investor and media inquiries, please contact:

SAMFINE CREATION HOLDINGS GROUP LIMITED

Investor Relations

Email: 888@1398.cn

Telephone: (852) 3589 1500

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND JUNE 30, 2025

	As of December 31, 2024	As of June 30, 2025	As of June 30, 2025
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	44,637,131	21,016,175	2,677,254
Restricted cash	14,545,723	15,125,542	1,926,845
Accounts receivable, net
- Third parties	23,167,061	32,714,913	4,167,558
- Related party	570,149	697,798	88,893
Prepayments and other current assets	21,274,088	19,313,555	2,460,357
Investment in life insurance contract, net	1,555,526	—	—
Inventories, net	11,757,137	10,380,189	1,322,334
Total current assets	117,506,815	99,248,172	12,643,241

NON-CURRENT ASSETS
Plant and equipment, net	22,700,784	21,971,397	2,798,940
Intangible assets, net	674,777	718,135	91,483
Prepayments	14,191,667	9,804,167	1,248,954
Prepayment for acquisition of plant and equipment	23,599	6,226,938	793,250
Operating lease right-of-use assets, net	6,960,066	25,901,013	3,299,534
Investment in life insurance contract, net	—	1,569,057	199,882
Deferred tax asset	1,870,819	3,611,952	460,127
Total non-current assets	46,421,712	69,802,659	8,892,170
Total assets	163,928,527	169,050,831	21,535,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payables	54,392,905	49,521,638	6,308,569
Accruals and other payables	12,758,304	8,505,635	1,083,535
Bank and other borrowings	13,402,782	14,718,545	1,874,998
Due to related parties	246,185	135,973	17,321
Operating lease liabilities	2,270,289	4,585,898	584,198
Total current liabilities	83,070,465	77,467,689	9,868,621

NON-CURRENT LIABILITIES
Bank and other borrowings	3,776,763	6,930,984	882,939
Deferred tax liabilities	156,926	156,926	19,991
Operating lease liabilities	4,689,777	21,315,115	2,715,336
Total non-current liabilities	8,623,466	28,403,025	3,618,266
Total liabilities	91,693,931	105,870,714	13,486,887

COMMITMENTS AND CONTINGENCIES (Note 18)

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized, 20,300,000 shares issued and outstanding as of December 31, 2024	9,889	—	—
Class A Ordinary Shares: US$0.0000625 par value, 791,000,000 shares authorized, 11,300,000 shares issued and outstanding as of June 30, 2025	—	5,505	709
Class B Ordinary Shares: US$0.0000625 par value, 9,000,000 shares authorized, 9,000,000 shares issued and outstanding as of June 30, 2025	—	4,384	564
Additional paid-in capital	68,647,780	68,647,780	8,837,594
Statutory reserve	278,740	278,740	35,885
Accumulated other comprehensive income	2,860,221	2,262,766	195,323
Retained earnings (accumulated losses)	437,966	(8,019,058)	(1,021,551)
Total shareholders’ equity	72,234,596	63,180,117	8,048,524
Total liabilities and shareholders’ equity	163,928,527	169,050,831	21,535,411

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2025

	Six months ended June 30,
	2024	2025	2025
	HK$	HK$	US$
REVENUE	81,934,259	82,121,233	10,461,437

COST OF REVENUE	(64,895,629)	(66,340,565)	(8,451,135)
Gross profit	17,038,630	15,780,668	2,010,302

OPERATING EXPENSES
Selling and marketing	(5,474,255)	(8,720,599)	(1,110,918)
General and administrative	(11,081,674)	(20,105,220)	(2,561,207)
Total expenses	(16,555,929)	(28,825,819)	(3,672,125)
INCOME (LOSS) FROM OPERATION	482,701	(13,045,151)	(1,661,823)

OTHER INCOME (EXPENSE)
Interest income	66,785	43,856	5,587
Interest expense	(682,011)	(445,562)	(56,760)
Other income	291,314	78,252	9,969
Other gain, net	892,516	3,213,799	409,406
Total other income, net	568,604	2,890,345	368,202
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	1,051,305	(10,154,806)	(1,293,621)
INCOME TAX (EXPENSE) INCOME	(222,794)	1,697,782	216,281
NET INCOME (LOSS)	828,511	(8,457,024)	(1,077,340)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(536,880)	(597,455)	(76,110)
TOTAL COMPREHENSIVE INCOME (LOSS)	291,631	(9,054,479)	(1,153,450)
Weighted average number of ordinary shares:
Basic and diluted	18,000,000	20,300,000	20,300,000
EARNINGS (LOSS) PER SHARE:
BASIC AND DILUTED	0.05	(0.42)	(0.05)

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